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            [LETTERHEAD OF Skadden, Arps, Slate, Meagher & Flom LLP]



                                 August 9, 2005



Mr. Larry Greene
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549


         Re:      Van Kampen Municipal Opportunity Trust
                  Form N-14 Filing (File No. 333-126305)

Dear Mr. Greene:

                  On June 30, 2005, Van Kampen Municipal Opportunity Trust (File No. 811-06567) filed a registration statement on Form N-14 with respect to the proposed reorganization of Van Kampen Advantage Municipal Income Trust into Van Kampen Municipal Opportunity Trust (the "Proposed Reorganization"). Following our telephone conversation of July 21, 2005, I write in response to your request that we address, with respect to the Proposed Reorganization, any issues raised by the staff of the Securities and Exchange Commission in North American Security Trust (publ. avail. Aug. 5, 1994) ("North American").

                  In North American, North American Security Trust ("NAST"), a registered investment company with a number of separate investment portfolios organized as series of NAST, had reorganized three existing funds into a newly created fund, and NAST sought the staff's position on whether the newly created fund could advertise the performance record of one of the predecessor target funds. This fact pattern materially differs from the fact pattern presented in the Proposed Reorganization of Van Kampen Advantage Municipal Income Trust (the "Target Fund") into Van Kampen Municipal Opportunity Trust (the "Acquiring Fund"). In North American, the acquiring fund was a newly created fund with no historical performance record that was seeking to advertise the historical performance of one of the three target funds. In the Proposed Reorganization, however, the Acquiring Fund is an existing, operating fund which intends going forward to advertise only its own historical performance and does not seek to advertise performance information of the Target Fund. Thus, North American on its face does not apply to the present situation.



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Mr. Larry Greene
Securities and Exchange Commission
August 9, 2005
Page 2

                  Notwithstanding this conclusion, we also believe that the factors enumerated by the staff in North American support the conclusion that the surviving Acquiring Fund in the Proposed Reorganization should continue to use its historical performance record going forward. In North American, the staff stated that the surviving fund in the reorganization could carry forward the performance record of the predecessor target fund that most "closely resembles" the surviving fund. The staff indicated that in determining which predecessor fund most closely resembles the surviving fund, the following factors, among others, should be considered: 1) the similarity of the investment advisers of the funds; 2) the investment objective(s), policies and restrictions of each fund; 3) the net asset level of each fund; 4) the expense structure and expense ratio of each fund; and 5) the portfolio composition of each fund. We address each of these factors in turn below:

                  1) The investment adviser to each Fund is Van Kampen Asset Management (the "Adviser"). The Funds are managed by the some of the same members of the Adviser's Municipal Fixed Income team. The surviving fund will continue to be managed by the same members of this team.

                  2) Each Fund seeks to provide a high level of current income exempt from federal income tax, consistent with preservation of capital. Each Fund seeks to achieve this primarily by investing in a diversified portfolio of municipal securities which the Adviser believes does not involve undue risk to income or principal. The surviving fund will continue to pursue this primary investment objective.

                  While the Funds' other investment policies and investment restrictions are similar, the surviving fund will continue to comply with the Acquiring Fund's investment policies and investment restrictions.

                  3) As of January 31, 2005, the Acquiring Fund had net assets (including assets attributable to preferred shares) of approximately $412 million and the Target Fund had net assets (including assets attributable to preferred shares) of approximately $516 million.

                  4) The expense structures of the Funds are identical. Each Fund pays the Adviser a monthly management fee at the annual rate of 0.55% of such Fund's average daily net assets, including assets attributable to preferred shares, and the surviving fund will maintain this expense structure.

                  5) Under normal market conditions, each Fund invests substantially all of its net assets in municipal securities rated investment grade at the time of investment. Under normal market conditions, each Fund invests at least 80% of its assets in municipal securities. The portfolio composition of the surviving fund will continue to be that of the Acquiring Fund.



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Mr. Larry Greene
Securities and Exchange Commission
August 9, 2005
Page 3


                  After completion of the Proposed Reorganization, the surviving fund will closely resemble the Acquiring Fund. Although the Acquiring Fund is not the larger fund in terms of net assets, the surviving fund will be managed by the Acquiring Fund's portfolio management team, will maintain the Acquiring Fund's expense structure, will continue to pursue the Acquiring Fund's investment objectives and policies and will hold a portfolio that is substantially similar to that of the Acquiring Fund. Accordingly, it is appropriate for the surviving fund to carry forward the historical performance record of the Acquiring Fund.

                  Should the staff have any additional questions regarding this issue, please contact the undersigned at (312) 407-0940 or Charles B. Taylor at
(312) 407-0863.



                                        Sincerely,

                                        /s/ Christopher M. Rohrbacher

                                        Christopher M. Rohrbacher





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